UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 333-222282

RhythmOne PLC

(Translation of registrant’s name into English)

601 Montgomery Street, Suite 1600

San Francisco, CA 94111

(415) 655-1450

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of April 2018, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release, dated April 19, 2018 entitled “Trading Update.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RhythmOne plc

Date: April 19, 2018	By:	/s/ Edward Reginelli
Edward Reginelli Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated April 19, 2018 entitled “Trading Update.”